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                            November 20, 2023

       Ye Tao
       Chief Executive Officer
       3 E Network Technology Group Ltd
       B046 of Room 801, 11 Sixing Street
       Huangge Town, Nansha District
       Guangzhou, Guangdong Province, PRC

                                                        Re: 3 E Network
Technology Group Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
7, 2023
                                                            CIK No. 0001993097

       Dear Ye Tao:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please refer to prior comments 3 and 6. Highlight separately the risk that the Chinese government may
intervene or influence your operations at any time, which could result in a material change in
your operations and/or the value of your securities. Also, given recent statements by
the Chinese government indicating an intent to exert more oversight and control over
offerings that are conducted overseas and/or foreign investment in China-
                                                        based issuers,
acknowledge the risk that any such action could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. We remind you that, pursuant to
federal securities rules, the term    control    (including the terms
                                                           controlling,
controlled by,    and    under common control with   ) means    the possession,
 Ye Tao
3 E Network Technology Group Ltd
November 20, 2023
Page 2
      direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
       Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameYe Tao
                                                            Division of
Corporation Finance
Comapany Name3 E Network Technology Group Ltd
                                                            Office of
Technology
November 20, 2023 Page 2
cc:       Anna Wang
FirstName LastName